Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2013

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	5

3RD QUARTER 2013 UNAUDITED RESULTS

•	Royal Dutch Shell’s third quarter 2013 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $4.2 billion compared with $6.2 billion in the same quarter a year ago.

•	Third quarter 2013 CCS earnings excluding identified items (see page 10) were $4.5 billion compared with $6.6 billion in the third quarter of 2012.

•	Compared with the third quarter 2012, CCS earnings excluding identified items were impacted by significantly weaker industry refining conditions, increased Upstream operating expenses and exploration expenses, as well as production volume impacts from maintenance and asset replacement activities. Earnings also reflected the impact of the challenging operating environment in Nigeria and lower dividends from an LNG venture. This was partly offset by higher contributions from Chemicals and increased underlying Upstream production volumes, led by Integrated Gas.

•	Basic CCS earnings per share excluding identified items decreased by 32% versus the third quarter 2012.

•	Cash flow from operating activities for the third quarter 2013 was $10.4 billion, compared with $9.5 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2013 was $9.9 billion, compared with $11.7 billion in the third quarter 2012.

•	Capital investment for the third quarter 2013 was $9.7 billion. Net capital investment (see Note 1) for the quarter was $9.4 billion.

•	Total dividends distributed in the quarter were $2.8 billion, of which $1.2 billion were settled under the Scrip Dividend Programme. During the third quarter some 45.5 million shares were bought back for cancellation for a consideration of $1.5 billion.

•	Gearing at the end of the third quarter 2013 was 11.2%.

•	A third quarter 2013 dividend has been announced of $0.45 per ordinary share and $0.90 per American Depositary Share (“ADS”), an increase of 5% compared with the third quarter 2012.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2013	Q2 2013	Q3 2012[1]	%[2]		2013	2012[1]	%

4,677	1,737	7,164	-35	Income attributable to shareholders	14,590	19,984	-27
(429)	657	(1,012)		Current cost of supplies (CCS) adjustment for Downstream	3	(171)
4,248	2,394	6,152	-31	CCS earnings	14,593	19,813	-26
(209)	(2,206)	(432)		Less: Identified items[3]	(1,984)	193
4,457	4,600	6,584	-32	CCS earnings excluding identified items	16,577	19,620	-16
				Of which:
3,466	3,526	4,909		Upstream	12,640	15,706
892	1,168	1,735		Downstream	3,908	4,153
99	(94)	(60)		Corporate and Non-controlling interest	29	(239)

10,409	12,444	9,483	+10	Cash flow from operating activities	34,412	36,227	-5

0.68	0.38	0.98	-31	Basic CCS earnings per share ($)	2.32	3.17	-27
1.36	0.76	1.96		Basic CCS earnings per ADS ($)	4.64	6.34
0.71	0.73	1.05	-32	Basic CCS earnings per share excl. identified items ($)	2.63	3.14	-16
1.42	1.46	2.10		Basic CCS earnings per ADS excl. identified items ($)	5.26	6.28

0.45	0.45	0.43	+5	Dividend per share ($)	1.35	1.29	+5
0.90	0.90	0.86		Dividend per ADS ($)	2.70	2.58

[1]	Restated for accounting policy change (see Note 2)
[2]	Q3 on Q3 change
[3]	See page 10

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Our cash flow pays for Shell’s dividends and investment in new projects to ensure affordable and reliable energy supplies for our customers, and to add value for our shareholders.

We are facing headwinds from weak industry refining margins, and the security situation in Nigeria, which continue to erode the near term outlook.

Shell has a strong project flow in place for 2014 and beyond. We have started up a series of new oil and gas fields in the last few months, in deep water, integrated gas, and in our longer-term plays such as Iraq. These new fields are part of a project flow that will drive Shell’s cash flow in 2014 and beyond, coming alongside a reduction in net spending next year as we work through a series of acquisitions, and increase the pace of asset sales.

The company is rich with new investment opportunities – in the next few quarters Shell’s capital discipline means we will need to make hard choices between the best new investment opportunities from this industry-leading portfolio.”

Voser concluded: “Shell’s sustained investment in new growth projects will drive our financial performance. Dividends are Shell’s main route for returning cash to shareholders. We have distributed more than $11 billion of dividends in the last 12 months. So far this year, we have repurchased more than $4 billion of shares, and we are on track for up to $5 billion of share buybacks in 2013. This underlines our commitment to shareholder returns.”

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	7

THIRD QUARTER 2013 PORTFOLIO DEVELOPMENTS

Upstream

In Iraq, Shell successfully restarted production at Majnoon (Shell interest 45%) and expects to progressively increase production to the First Commercial Production level of 175 thousand barrels of oil per day (“b/d”).

In the United States, Shell acquired an additional 33% interest in the 10 thousand barrels of oil equivalent per day (“boe/d”) Coulomb North field in the Gulf of Mexico, giving Shell a 100% interest.

As part of its global exploration programme Shell added new acreage positions during the third quarter 2013, including offshore positions in China and in the Gulf of Mexico, United States.

In Australia, the North Rankin Redevelopment project achieved start-up in October. The project, which is part of the North West Shelf project (Shell direct and indirect interest 20.5%) enables the recovery of low pressure reserves from the North Rankin and Perseus fields.

In Brazil, Shell commenced production from the BC-10 Phase 2 project in October. The project is expected to produce 35 thousand boe/d at peak. Shell also exercised preferential rights to acquire an additional 23% interest in the BC-10 project. Subject to regulatory approvals, the transaction is expected to close end 2013 or early 2014, increasing Shell’s interest from 50% to 73%.

Also in October, a consortium of companies in which Shell holds a 20% interest won a 35-year production sharing contract to develop the Libra pre-salt oil discovery located in the Santos Basin, offshore Brazil. The Brazilian regulator ANP estimates Libra’s recoverable resources to be between 8 and 12 billion barrels of oil and estimates that total gross peak oil production could reach 1.4 million b/d. Further appraisal is required to firm up this estimate, the development concept and a first oil date. As part of the winning bid, Shell expects to pay some $1.4 billion as its share of the signature bonus during the fourth quarter of 2013.

In Canada, Shell took the final investment decision for Phase 1 and 2 of the Carmon Creek In-situ project (Shell interest 100%). The project will include central processing facilities and well pads with peak annual production of 80 thousand barrels of bitumen production per day, with an expected field life of decades.

Downstream

Shell divested the majority of its shareholding in its downstream business in Ghana.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	8

KEY FEATURES OF THE THIRD QUARTER 2013

•	Third quarter 2013 CCS earnings (see Note 1) were $4,248 million, 31% lower than for the same quarter a year ago.

•	Third quarter 2013 CCS earnings excluding identified items (see page 5) were $4,457 million compared with $6,584 million in the third quarter 2012, a decrease of 32%. Third quarter 2013 CCS earnings excluding identified items were impacted by significantly weaker refining industry conditions, increased Upstream operating expenses and exploration expenses, as well as production volume impacts from maintenance and asset replacement activities. Earnings also reflected the impact of the challenging operating environment in Nigeria and lower dividends from an LNG venture. This was partly offset by higher contributions from Chemicals and increased underlying Upstream production volumes, led by Integrated Gas.

•	Basic CCS earnings per share decreased by 31% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 32% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2013 was $10.4 billion, compared with $9.5 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2013 was $9.9 billion, compared with $11.7 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the third quarter 2013 was $9.4 billion. Capital investment for the third quarter 2013 was $9.7 billion and divestment proceeds were $0.3 billion. Net capital investment for the full year 2013 is expected to be around $45 billion, including some $3 billion of non-cash items. These estimates include some $10 billion of announced acquisitions, including the impact of the agreement to acquire part of Repsol’s LNG portfolio, our pre-emption for an additional interest in the BC-10 project and the entry into the Libra discovery, both in deepwater in Brazil. The final outcome for the year will be determined by the timing of completion of these transactions, and Shell’s asset sales programme.

•	Total dividends distributed in the third quarter 2013 were $2.8 billion, of which $1.2 billion were settled by issuing some 39.1 million A shares under the Scrip Dividend Programme for the second quarter 2013.

•	Under our share buyback programme some 45.5 million B shares were bought back for cancellation during the third quarter 2013 for a consideration of $1.5 billion.

•	Return on average capital employed (see Note 9) on a reported income basis was 10.4% at the end of the third quarter 2013 compared with 13.5% at the end of the third quarter 2012 (see Note 2).

•	Gearing was 11.2% at the end of the third quarter 2013 versus 9.1% at the end of the third quarter 2012 (see Note 2).

•	Oil and gas production for the third quarter 2013 was 2,931 thousand boe/d, a decrease of 2% compared with the third quarter 2012. The deteriorated operating environment in Nigeria impacted production volumes by some 65 thousand boe/d compared with the third quarter 2012. Excluding the impact of the deteriorated operating environment in Nigeria, divestments and PSC price effects, third quarter 2013 production volumes were 1% higher than in the same period last year. Production volumes were also impacted by higher maintenance and asset replacement activities.

•	Equity LNG sales volumes of 4.88 million tonnes for the third quarter 2013 were 2% lower than in the same quarter a year ago. Excluding the impact of the challenging operating environment in Nigeria, equity LNG sales volumes were 4% higher than in the third quarter 2012.

•	Oil products sales volumes for the third quarter 2013 were 2% higher than for the third quarter 2012. Chemicals sales volumes for the third quarter 2013 decreased by 2% compared with the same quarter a year ago.

•

Comparative information in this Report has been restated following the adoption of revised IAS 19 Employee Benefits on January 1, 2013, with retrospective effect (see Note 2). Comparative information was not restated for other accounting policy changes (see Note 1) for which the impacts

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	9

are not significant, including the adoption of IFRS 11 Joint Arrangements on January 1, 2013, which results in certain previously equity-accounted entities now in effect being proportionately consolidated.

•	Supplementary financial and operational disclosure for the third quarter 2013 is available at www.shell.com/investor.

SUMMARY OF IDENTIFIED ITEMS

Earnings for the third quarter 2013 reflected the following items, which in aggregate amounted to a net charge of $209 million (compared with a net charge of $432 million in the third quarter 2012), as summarised in the table below:

•	Upstream earnings included a net charge of $176 million, reflecting impairments of $234 million, predominantly related to various offshore properties in North America. This was partly offset by the net impact of fair value accounting of commodity derivatives and certain gas contracts of $20 million and a net gain of $38 million from other items. Other items mainly reflected a credit related to statutory tax rate reductions. Upstream earnings for the third quarter 2012 included a net charge of $298 million.

•	Downstream earnings included a net gain of $14 million, reflecting the net impact of fair value accounting of commodity derivatives of $72 million and net divestment gains of $42 million. This was partly offset by impairments of $24 million and a net charge of $76 million from other items. Other items mainly reflected a write-off of a deferred tax asset, partly offset by a credit related to statutory tax rate reductions. Downstream earnings for the third quarter 2012 included a net charge of $134 million.

•	Corporate results and Non-controlling interest included a net charge of $47 million, mainly reflecting an adjustment of a tax receivable, partly offset by a credit related to statutory tax rate reductions. Earnings for the third quarter 2012 did not include any identified items.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2013	Q2 2013	Q3 2012		2013	2012
			Segment earnings impact of identified items:
(176)	(1,845)	(298)	Upstream	(1,848)	336
14	(365)	(134)	Downstream	(511)	128
(47)	4	—	Corporate and Non-controlling interest	375	(271)
(209)	(2,206)	(432)	Earnings impact	(1,984)	193

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. From the first quarter 2013 onwards, identified items include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 8)

•	Redundancy and restructuring

Further items may be identified in addition to the above. Prior period comparatives have not been restated.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	10

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Nine months
Q3 2013	Q2 2013	Q3 2012%[2]			2013	2012	%

3,466	3,526	4,909	-29	Upstream earnings excluding identified items[1]	12,640	15,706	-20
3,290	1,681	4,611	-29	Upstream earnings[1]	10,792	16,042	-33

6,709	8,143	8,278	-19	Upstream cash flow from operating activities	24,557	26,896	-9

8,148	9,549	6,932	+18	Upstream net capital investment	25,067	15,997	+57

1,485	1,502	1,599	-7	Liquids production available for sale (thousand b/d)	1,541	1,631	-6
8,383	9,050	8,022	+5	Natural gas production available for sale (million scf/d)	9,511	9,167	+4

2,931	3,062	2,982	-2	Total production available for sale (thousand boe/d)	3,181	3,211	-1

4.88	4.68	4.97	-2	Equity LNG sales volumes (million tonnes)	14.71	14.71	—

[1]	Third quarter 2012 and nine months 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q3 on Q3 change

Third quarter Upstream earnings excluding identified items were $3,466 million compared with $4,909 million a year ago. Identified items were a net charge of $176 million, compared with a net charge of $298 million in the third quarter 2012 (see page 10).

Third quarter 2013 Upstream earnings excluding identified items were reduced by some $300 million due to the impact of the deteriorated security situation onshore Nigeria and a blockade of Nigeria LNG. In comparison, the third quarter 2012 included an additional dividend from an LNG venture of some $200 million.

Compared with the third quarter 2012, earnings were also impacted by higher operating expenses, higher exploration expenses, maintenance activities and increased depreciation. LNG realisations and gas realisations outside of the Americas were lower. Earnings benefited from the ramp-up of Pearl GTL in Integrated Gas and, in the Americas, higher liquids realisations and increased production volumes from liquids-rich shale properties.

Upstream operating expenses included higher feasibility expenses for projects in the pre-final investment decision stage, higher decommissioning and restoration costs and increased maintenance costs. Exploration expenses increased mainly due to exploration well write-offs.

Upstream Americas excluding identified items continued to incur a loss.

Global liquids realisations were 2% lower than for the third quarter 2012. In Canada, synthetic crude oil realisations were 26% higher than for the same period last year. Global natural gas realisations were 2% lower than for the same quarter a year ago, with a 22% increase in the Americas and a 5% decrease outside the Americas.

Third quarter 2013 production was 2,931 thousand boe/d compared with 2,982 thousand boe/d a year ago. Liquids production decreased by 7% and natural gas production increased by 5% compared with the third quarter 2012. The deteriorated operating environment in Nigeria impacted production volumes by some 65 thousand boe/d compared with the third quarter 2012. Excluding the impact of the deteriorated operating environment in Nigeria, divestments and PSC price effects, third quarter 2013 production was 1% higher than for the same period last year. Production volumes were also impacted by some 60 thousand boe/d compared with the third quarter 2012 due to higher maintenance and asset replacement activities.

New field start-ups and the continuing ramp-up of existing fields, in particular Pearl GTL in Qatar and Eagle Ford in the United States, contributed some 180 thousand boe/d to production for the third quarter 2013, which more than offset the impact of field declines.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	11

Equity LNG sales volumes of 4.88 million tonnes decreased by 2% compared with the same quarter a year ago, reflecting lower volumes from Nigeria LNG, partly offset by better operating performance at various other LNG plants. Shell-share Nigeria LNG volumes were some 0.28 million tonnes lower in the third quarter 2013 due to reduced feedgas supply, as a result of the deteriorated security situation onshore, and due to a blockade of Nigeria LNG operations by the Nigerian Maritime Administration and Safety Agency in July. Excluding the impact of the challenging operating environment in Nigeria, equity LNG sales volumes were 4% higher than in the third quarter 2012.

DOWNSTREAM

Quarters				$ million	Nine months
Q3 2013	Q2 2013	Q3 2012%[2]			2013	2012	%

892	1,168	1,735	-49	Downstream CCS earnings excluding identified items[1]	3,908	4,153	-6
906	803	1,601	-43	Downstream CCS earnings[1]	3,397	4,281	-21

2,969	3,761	335	+786	Downstream cash flow from operating activities	7,095	6,808	+4

1,166	1,328	1,051	+11	Downstream net capital investment	3,314	2,804	+18

2,947	2,914	2,880	+2	Refinery processing intake (thousand b/d)	2,917	2,824	+3

6,398	6,212	6,290	+2	Oil products sales volumes (thousand b/d)	6,206	6,191	—

4,620	4,211	4,699	-2	Chemicals sales volumes (thousand tonnes)	12,974	14,049	-8

[1]	Third quarter 2012 and nine months 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q3 on Q3 change

Third quarter Downstream earnings excluding identified items were $892 million compared with $1,735 million for the third quarter 2012. Identified items were a net gain of $14 million, compared with a net charge of $134 million for the third quarter 2012 (see page 10).

Compared with the third quarter 2012, Downstream earnings excluding identified items benefited from increased contributions from Chemicals and Oil Products retail, reflecting strong performance from these businesses. This was more than offset by significantly lower realised refining margins as well as lower contributions from trading.

Realised refining margins reflected significantly weaker refining industry conditions in all regions due to structural global overcapacity and weak demand. Contributions from refineries in North America were also impacted by the narrowing price differential between North American crude oil markers and the Brent crude oil marker, as well as maintenance activities. Contributions from Chemicals increased as a result of strong operating performance in all regions and improved industry conditions in the United States and Europe.

Oil products sales volumes increased by 2% compared with the same period a year ago, mainly as a result of increased trading volumes and an accounting policy change (see Note 1b), partly offset by lower marketing volumes.

Chemicals sales volumes decreased by 2% compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b) and contract expirations, partly offset by higher trading volumes. Chemicals manufacturing plant availability increased to 96% from 89% for the third quarter 2012, as a result of strong operating performance and lower planned maintenance.

Refinery intake volumes were 2% higher compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b). Refinery availability was 93%, compared with 92% for the third quarter 2012.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	12

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Nine months
Q3 2013	Q2 2013	Q3 2012		2013	2012

99	(94)	(60)	Corporate and Non-controlling interest excl. identified items[1]	29	(239)
			Of which:
135	(77)	15	Corporate[1]	146	(51)
(36)	(17)	(75)	Non-controlling interest	(117)	(188)

52	(90)	(60)	Corporate and Non-controlling interest[1]	404	(510)

[1]	Third quarter 2012 and nine months 2012 comparatives restated for accounting policy change (see Note 2)

Third quarter Corporate results and Non-controlling interest excluding identified items were a gain of $99 million, compared with a loss of $60 million in the same period last year. Identified items for the third quarter 2013 were a net charge of $47 million, whereas earnings for the third quarter 2012 did not include any identified items (see page 10).

Compared with the third quarter 2012, Corporate results excluding identified items mainly reflected lower net interest expense and lower costs.

FORTHCOMING EVENTS

Fourth quarter 2013 results and fourth quarter 2013 dividend are scheduled to be announced on January 30, 2014. First quarter 2014 results and first quarter 2014 dividend are scheduled to be announced on May 1, 2014. Second quarter 2014 results and second quarter 2014 dividend are scheduled to be announced on July 31, 2014. Third quarter 2014 results and third quarter 2014 dividend are scheduled to be announced on October 30, 2014.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Nine months
Q3 2013	Q2 2013	Q3 2012[1]	%[2]		2013	2012[1]	%
116,513	112,669	112,118		Revenue	341,992	349,106
1,515	1,433	2,367		Share of profit of equity-accounted investments	5,251	6,821
230	246	944		Interest and other income	877	3,162

118,258	114,348	115,429		Total revenue and other income	348,120	359,089

91,842	88,901	87,265		Purchases	267,346	276,375
7,416	7,000	6,492		Production and manufacturing expenses	20,874	18,896
3,566	3,661	3,676		Selling, distribution and administrative expenses	10,814	10,767
291	305	310		Research and development	890	891
1,636	1,228	713		Exploration	3,512	1,937
4,153	7,502	3,875		Depreciation, depletion and amortisation	15,880	10,780
392	379	415		Interest expense	1,172	1,378
8,962	5,372	12,683	-29	Income before taxation	27,632	38,065	-27
4,225	3,631	5,419		Taxation	12,928	17,861
4,737	1,741	7,264	-35	Income for the period	14,704	20,204	-27
60	4	100		Income attributable to non-controlling interest	114	220
4,677	1,737	7,164	-35	Income attributable to Royal Dutch Shell plc shareholders	14,590	19,984	-27

[1]	Restated for accounting policy change (see Note 2)
[2]	Q3 on Q3 change

EARNINGS PER SHARE

Quarters			$	Nine months
Q3 2013	Q2 2013	Q3 2012[1]		2013	2012[1]
0.75	0.28	1.14	Basic earnings per share	2.32	3.20
0.75	0.27	1.14	Diluted earnings per share	2.32	3.19

[1]	Restated for accounting policy change (see Note 2)

SHARES1

Quarters			Millions	Nine months
Q3 2013	Q2 2013	Q3 2012		2013	2012
			Weighted average number of shares as the basis for:
6,269.7	6,313.7	6,266.3	Basic earnings per share	6,297.3	6,253.9
6,272.5	6,316.9	6,273.9	Diluted earnings per share	6,300.3	6,261.2

6,282.2	6,296.0	6,284.8	Shares outstanding at the end of the period	6,282.2	6,284.8

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 10 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2013	Q2 2013	Q3 2012[1]		2013	2012[1]
4,737	1,741	7,264	Income for the period	14,704	20,204
			Other comprehensive income, net of tax:
			Items that may be reclassified to income in later periods:
1,064	(1,024)	2,163	- Currency translation differences	(1,612)	1,358
(154)	(71)	(97)	- Unrealised losses on securities	(194)	(132)
25	142	(187)	- Cash flow hedging gains/(losses)	180	(70)
(39)	(29)	27	- Share of other comprehensive (loss)/income of equity-accounted investments	(124)	(43)

896	(982)	1,906	Total	(1,750)	1,113

			Items that are not reclassified to income in later periods:
(557)	584	(37)	- Retirement benefits remeasurements	1,463	(78)

(557)	584	(37)	Total	1,463	(78)

339	(398)	1,869	Other comprehensive income/(loss) for the period	(287)	1,035
5,076	1,343	9,133	Comprehensive income for the period	14,417	21,239
34	(22)	132	Comprehensive income/(loss) attributable to non-controlling interest	37	254
5,042	1,365	9,001	Comprehensive income attributable to Royal Dutch Shell plc shareholders	14,380	20,985

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 10 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	15

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sept 30, 2013	Dec 31, 2012[1]

Assets
Non-current assets:
Intangible assets	4,348	4,470
Property, plant and equipment	186,541	172,293
Equity-accounted investments	34,010	38,350
Investments in securities	4,703	4,867
Deferred tax	5,514	4,288
Retirement benefits	3,205	2,301
Trade and other receivables	9,633	8,991
	247,954	235,560

Current assets:
Inventories	29,820	30,781
Trade and other receivables	62,561	65,403
Cash and cash equivalents	14,278	18,550
	106,659	114,734

Total assets	354,613	350,294

Liabilities
Non-current liabilities:
Debt	31,972	29,921
Trade and other payables	4,198	4,175
Deferred tax	11,678	10,312
Retirement benefits	13,738	15,290
Decommissioning and other provisions	18,839	17,435
	80,425	77,133

Current liabilities:
Debt	5,106	7,833
Trade and other payables	71,988	72,839
Taxes payable	13,110	12,684
Retirement benefits	383	402
Decommissioning and other provisions	3,195	3,221
	93,782	96,979

Total liabilities	174,207	174,112

Equity attributable to Royal Dutch Shell plc shareholders	179,147	174,749

Non-controlling interest	1,259	1,433

Total equity	180,406	176,182

Total liabilities and equity	354,613	350,294

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 10 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2013[1]	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(210)	14,590	14,380	37	14,417
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	5	5
Dividends paid	—	—	—	(8,481)	(8,481)	(216)	(8,697)
Scrip dividends[2]	8	—	(8)	2,893	2,893	—	2,893
Repurchases of shares[3]	(10)	—	10	(4,226)	(4,226)	—	(4,226)
Shares held in trust: net sales/(purchases) and dividends received	—	322	—	92	414	—	414
Share-based compensation	—	—	(256)	(326)	(582)	—	(582)
At September 30, 2013	540	(1,965)	(4,216)	184,788	179,147	1,259	180,406

At January 1, 2012[1]	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period[1]	—	—	1,001	19,984	20,985	254	21,239
Capital contributions from, and other changes in, non-controlling interest	—	—	—	36	36	(76)	(40)
Dividends paid	—	—	—	(8,194)	(8,194)	(266)	(8,460)
Scrip dividends[2]	6	—	(6)	2,438	2,438	—	2,438
Repurchases of shares[3]	(2)	—	2	(1,815)	(1,815)	—	(1,815)
Shares held in trust: net sales/(purchases) and dividends received	—	782	—	114	896	—	896
Share-based compensation	—	—	243	(482)	(239)	—	(239)
At September 30, 2012[1]	540	(2,208)	(721)	174,976	172,587	1,398	173,985

[1]	Restated for accounting policy change (see Note 2)
[2]	Under the Scrip Dividend Programme some 88.3 million A shares, equivalent to $2.9 billion, were issued during the first nine months 2013 and some 69.6 million A shares, equivalent to $2.4 billion, were issued during the first nine months 2012.
[3]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter

Notes 1 to 10 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	17

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2013	Q2 2013	Q3 2012[1]		2013	2012[1]

			Cash flow from operating activities
4,737	1,741	7,264	Income for the period	14,704	20,204
			Adjustment for:
4,965	4,048	5,385	- Current taxation	13,905	16,756
354	301	362	- Interest expense (net)	1,012	1,219
4,153	7,502	3,875	- Depreciation, depletion and amortisation	15,880	10,780
(38)	(44)	(428)	- Net gains on sale of assets	(295)	(2,145)
551	4,085	(2,209)	- Decrease/(increase) in working capital	4,670	2,397
(1,515)	(1,433)	(2,367)	- Share of profit of equity-accounted investments	(5,251)	(6,821)
1,307	2,703	2,537	- Dividends received from equity-accounted investments	5,252	7,918
(907)	(845)	(100)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(1,763)	763
788	784	(205)	- Other	1,599	(352)
14,395	18,842	14,114	Net cash from operating activities (pre-tax)	49,713	50,719

(3,986)	(6,398)	(4,631)	Taxation paid	(15,301)	(14,492)

10,409	12,444	9,483	Net cash from operating activities	34,412	36,227

			Cash flow from investing activities
(8,788)	(8,987)	(8,413)	Capital expenditure	(25,637)	(21,902)
(352)	(291)	(789)	Investments in equity-accounted investments	(1,015)	(2,811)
79	319	786	Proceeds from sales of assets	780	4,833
212	63	56	Proceeds from sales of equity-accounted investments	429	283
(63)	(347)	(26)	Other investments (net)	(390)	(56)
31	71	47	Interest received	138	140
(8,881)	(9,172)	(8,339)	Net cash used in investing activities	(25,695)	(19,513)

			Cash flow from financing activities
124	(370)	507	Net increase/(decrease) in debt with maturity period within three months	(113)	302
4,402	198	2,551	Other debt: New borrowings	4,780	3,295
(672)	(3,556)	(182)	Repayments	(6,413)	(4,682)
(323)	(176)	(352)	Interest paid	(657)	(1,145)
8	8	(10)	Change in non-controlling interest	9	(2)
			Cash dividends paid to:
(1,637)	(2,043)	(1,973)	- Royal Dutch Shell plc shareholders	(5,588)	(5,756)
(136)	(59)	(164)	- Non-controlling interest	(216)	(266)
(1,525)	(1,934)	(149)	Repurchases of shares	(4,004)	(1,039)
(189)	(432)	(93)	Shares held in trust: net (purchases)/sales and dividends received	(631)	9
52	(8,364)	135	Net cash used in financing activities	(12,833)	(9,284)

158	18	278	Currency translation differences relating to cash and cash equivalents	(156)	117
1,738	(5,074)	1,557	Increase/(decrease) in cash and cash equivalents	(4,272)	7,547

12,540	17,614	17,282	Cash and cash equivalents at beginning of period	18,550	11,292

14,278	12,540	18,839	Cash and cash equivalents at end of period	14,278	18,839

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 10 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively known as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2012 (pages 103 to 108) as filed with the U.S. Securities and Exchange Commission, except as described below:

a)	Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect (see Note 2).

b)	IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were adopted on January 1, 2013. The standards reinforce the principles for determining when an investor controls another entity and in certain cases amend the accounting for arrangements where an investor has joint control. The impact of the changes on the accounting for Shell’s interests is not significant, hence comparative information was not restated; the major investments affected are listed in Note 7.

c)	IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures have been provided where considered material (see Note 6). The impact of the changes for Shell is not significant.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2012 were published in Shell’s Annual Report and a copy delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited.

Segment information

Segment earnings (see Note 3) are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment (see Note 10) is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding those in the Corporate segment relating to other investments); exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	19

2. Accounting for defined benefit plans

Revised IAS 19 Employee Benefits (IAS 19R) was adopted on January 1, 2013, with retrospective effect; comparative information is therefore restated.

The revised standard requires immediate recognition of actuarial gains and losses and return on assets arising in connection with defined benefit plans through other comprehensive income (see page 15). Previously, Shell applied the corridor method of accounting under which amounts falling inside the corridor remained unrecognised, while amounts falling outside it were recognised (amortised) in income over a number of years. For the periods presented in this Report, the elimination of this amortisation is approximately offset by lower interest income being recognised in income under the IAS 19R “net interest” approach. Under this approach, interest income from defined benefit plan assets is determined based on the same discount rate as applied to measure plan obligations, rather than on an expected rate of return reflecting the plan’s investment portfolio.

The following table sets out the impact of the change on relevant lines in the Condensed Consolidated Balance Sheet, on gearing, and on the return on average capital employed (ROACE, see Note 9) for the twelve months ending at the respective balance sheet date.

$ million	Dec 31, 2012			Sept 30, 2012
	As previously stated	Effect of accounting policy change	Restated	As previously stated	Effect of accounting policy change	Restated
Non-current assets
Deferred tax	4,045	243	4,288	4,246	176	4,422
Retirement benefits	12,575	(10,274)	2,301	12,461	(8,683)	3,778

Non-current liabilities
Deferred tax	15,590	(5,278)	10,312	16,107	(4,502)	11,605
Retirement benefits	6,298	8,992	15,290	6,169	7,193	13,362

Total equity
Other reserves	10,021	(13,773)	(3,752)	10,448	(11,169)	(721)
Retained earnings	180,218	28	180,246	175,005	(29)	174,976

Gearing[1]	9.2%	0.6%	9.8%	8.6%	0.5%	9.1%

ROACE	12.7%	0.9%	13.6%	12.9%	0.6%	13.5%

[1]	Net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity)

The effect of the accounting policy change at January 1, 2012 was to reduce Accumulated other comprehensive income (within Other reserves) by $10,945 million, Retained earnings by $92 million and Total equity by $11,037 million.

Income for the third quarter 2012 increased by $25 million, of which Upstream segment earnings increased by $21 million and Downstream segment earnings increased by $4 million. There was no impact on basic and diluted earnings per share for the third quarter 2012 nor on net cash from operating activities.

Income for the first nine months 2012 increased by $63 million of which Upstream segment earnings increased by $58 million and Downstream segment earnings increased by $5 million. Basic and diluted earnings per share for the first nine months 2012 increased by $0.01. There was no impact on net cash from operating activities.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	20

3. Information by business segment

Quarters		$ million	Nine months
Q3 2013	Q3 2012[1]		2013	2012[1]
		Third-party revenue
11,563	10,028	Upstream	36,024	32,066
104,914	102,075	Downstream	305,857	317,000
36	15	Corporate	111	40

116,513	112,118	Total third-party revenue	341,992	349,106

		Inter-segment revenue
11,569	12,338	Upstream	34,064	38,337
76	172	Downstream	477	555
—	—	Corporate	—	—

		Segment earnings
3,290	4,611	Upstream[2]	10,792	16,042
906	1,601	Downstream	3,397	4,281
88	15	Corporate	506	(285)

4,284	6,227	Total segment earnings	14,695	20,038

[1]	Restated for accounting policy change (see Note 2)
[2]	Second quarter 2013 Upstream earnings included an impairment charge of $2,071 million after taxation ($3,267 million before taxation)

Quarters		$ million	Nine months
Q3 2013	Q3 2012[1]		2013	2012[1]
4,284	6,227	Total segment earnings	14,695	20,038

		Current cost of supplies adjustment:
541	1,130	Purchases	(140)	160
(137)	(294)	Taxation	53	(51)
49	201	Share of profit of equity-accounted investments	96	57
4,737	7,264	Income for the period	14,704	20,204

[1]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	21

4. Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	A	B
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	88,288,316	—	—
Repurchases of shares	—	(117,715,539)	—
At September 30, 2013	3,860,677,003	2,499,999,650	50,000

Nominal value

	Ordinary shares
$ million	A	B	Total
At January 1, 2013	321	221	542
Scrip dividends	8	—	8
Repurchases of shares	—	(10)	(10)
At September 30, 2013	329	211	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2013, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €148 million (representing approximately 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2014 and the end of the Annual General Meeting to be held in 2014, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2013[3]	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(210)	(210)
Scrip dividends	(8)	—	—	—	—	(8)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	(256)	—	(256)
At September 30, 2013	3,415	154	73	1,772	(9,630)	(4,216)

At January 1, 2012[3]	3,432	154	60	1,571	(7,178)	(1,961)
Other comprehensive income attributable to Royal Dutch Shell plc shareholders[3]	—	—	—	—	1,001	1,001
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	2	—	—	2
Share-based compensation	—	—	—	243	—	243
At September 30, 2012[3]	3,426	154	62	1,814	(6,177)	(721)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
[3]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	22

6. Derivative contracts

The table below provides the carrying amounts of derivative contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement (see Note 1c).

$ million	Sept 30, 2013	Dec 31, 2012
Included within:

Trade and other receivables – non-current	1,683	1,881
Trade and other receivables – current	7,218	9,192

Trade and other payables – non-current	583	658
Trade and other payables – current	7,200	9,145

7. Major investments in joint ventures and associates

Of the major investments in joint ventures and associates listed in the Annual Report and Form 20-F for the year ended December 31, 2012 (page 117), Aera, Deer Park and Saudi Aramco Shell Refinery have been assessed as joint operations under IFRS 11 Joint Arrangements (see Note 1b) and are no longer accounted for using the equity method as from January 1, 2013.

8. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

9. Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	23

10. Liquidity and capital resources

Third quarter net cash from operating activities was $10.4 billion compared with $9.5 billion for the same period last year.

Total current and non-current debt increased to $37.1 billion at September 30, 2013 from $33.0 billion at June 30, 2013 while cash and cash equivalents increased to $14.3 billion at September 30, 2013, from $12.5 billion at June 30, 2013. During the third quarter 2013 Shell issued $3.75 billion of debt under the US shelf registration. No new debt was issued under the euro medium-term note programme.

Net capital investment in the third quarter 2013 was $9.4 billion, of which $8.1 billion was in Upstream, $1.2 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2012 was $8.0 billion, of which $6.9 billion was in Upstream and $1.1 billion in Downstream.

Dividends of $0.45 per share are announced on October 31, 2013 in respect of the third quarter. These dividends are payable on December 23, 2013. In the case of the B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2012 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Nine months net cash from operating activities was $34.4 billion compared with $36.2 billion for the same period last year.

Total current and non-current debt decreased to $37.1 billion at September 30, 2013 from $37.8 billion at December 31, 2012 while cash and cash equivalents decreased to $14.3 billion at September 30, 2013, from $18.6 billion at December 31, 2012. During the first nine months 2013 Shell issued $3.75 billion of debt under the US shelf registration. No new debt was issued under the euro medium-term note programme.

Net capital investment in the first nine months 2013 was $28.5 billion, of which $25.1 billion was in Upstream, $3.3 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2012 was $18.9 billion, of which $16.0 billion was in Upstream, $2.8 billion in Downstream and $0.1 billion in Corporate.

11. Section 13(r) of the US Securities and Exchange Act of 1934 Disclosure.

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes. The activities listed below have been conducted outside the United States by non-US Shell subsidiaries. For the disclosure below, amounts have been converted into US dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated US sanctions.

After further review in the third quarter 2013, Shell has identified transactions with the Iranian Civil Aviation Authority that were not included in Shell’s Annual Report and Form 20-F for the year ended December 31, 2012. These transactions consisted of payments for the clearance of overflight permits for Shell Aircraft flights over Iranian airspace during 2012 and amounted to $5,185. There were no gross revenue or net profit in 2012 associated with the transactions. On occasion, our planes may be routed over Iran therefore these types of payments may continue in the future.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	24

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this document, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2012 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, October 31, 2013. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

October 31, 2013

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 713 241 1042

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	25

APPENDIX I

Portfolio Developments- Nine months ended September 30, 2013 and recent developments

UPSTREAM

In Abu Dhabi, Shell was selected by the Abu Dhabi National Oil Company to participate in a 30-year joint venture (Shell interest 40%) to develop the Bab sour gas reservoirs in the Emirate of Abu Dhabi. The two companies will now enter a period of commercial and technical work leading to the development of the Bab sour gas reservoir, potentially for 0.5 billion standard cubic feet per day (“scf/d”) of sales gas.

In Australia, the North Rankin Redevelopment project achieved start-up in October. The project, which is part of the North West Shelf project (Shell direct and indirect interest 20.5%) enables the recovery of low pressure reserves from the North Rankin and Perseus fields.

In Brazil, during the third quarter 2013, Shell announced the final investment decision for the offshore BC-10 Phase 3 project (Shell interest 50%). The project will include the installation of subsea infrastructure at the Massa and Argonauta O-South fields. The project is expected to reach a peak production of 28 thousand barrels of oil equivalent per day (“boe/d”). Shell also announced the final investment decision for a redevelopment at the offshore Bijupirá/Salema fields (Shell interest 80%), which is expected to boost production to a peak of 35 thousand boe/d. In October, Shell commenced production from the BC-10 Phase 2 project. The project is expected to produce 35 thousand boe/d at peak. Shell also exercised preferential rights to acquire an additional 23% interest in the BC-10 project. Subject to regulatory approvals, the transaction is expected to close end 2013 or early 2014, increasing Shell’s interest from 50% to 73%. Also in October, a consortium of companies in which Shell holds a 20% interest won a 35-year production sharing contract to develop the Libra pre-salt oil discovery located in the Santos Basin, offshore Brazil. The Brazilian regulator ANP estimates Libra’s recoverable resources to be between 8 and 12 billion barrels of oil and estimates that total gross peak oil production could reach 1.4 million barrels of oil per day (“b/d”). Further appraisal is required to firm up this estimate, the development concept and a first oil date. As part of the winning bid, Shell expects to pay some $1.4 billion as its share of the signature bonus during the fourth quarter of 2013.

In Canada, the first debottlenecking project for the Athabasca Oil Sands Project (Shell interest 60%) was completed during the first quarter 2013. The project is expected to add some 10 thousand b/d of capacity. In October, Shell took the final investment decision for Phase 1 and 2 of the Carmon Creek In-situ project (Shell interest 100%). The project will include central processing facilities and well pads with peak annual production of 80 thousand barrels of bitumen production per day, with an expected field life of decades.

In Indonesia, Shell acquired an additional 5% interest in the Masela block in the Arafura Sea, increasing its interest to 35%. The Masela production-sharing contract (“PSC”) contains the Abadi gas discovery, for which a 2.5 million tonnes per annum (“mtpa”) floating LNG facility is in the front-end engineering and design (“FEED”) phase.

In Iraq, during the second quarter 2013, the Basrah Gas Company (“BGC”), a 25-year incorporated joint venture (Shell interest 44%), officially commenced operations. BGC captures associated gas that is currently being flared from three oil fields in southern Iraq. BGC will be dedicated to the rehabilitation and upgrade of current facilities as well as building new assets, which is expected to increase the production capacity from currently 0.4 billion scf/d to potentially 2 billion scf/d. During the third quarter 2013, Shell successfully restarted production at Majnoon (Shell interest 45%) and expects to progressively increase production to the First Commercial Production level of 175 thousand b/d.

In Nigeria, Shell took the final investment decision for the development of the deep-water project Erha North Phase 2 (Shell interest 44%), part of oil mining lease 133, located over 100 kilometres off the Nigerian coast. The project is expected to produce some 60 thousand boe/d of mainly oil at peak production and improve utilisation of the existing Erha floating production, storage and offloading (“FPSO”) vessel. During the second quarter 2013, Shell also announced the final investment decisions for the Trans Niger Pipeline loop-line (“TNPL”) and the Gbaran-Ubie Phase Two projects (Shell interest 30%), both in the eastern Niger Delta. The TNPL project includes improvements as a result of which the pipeline will be better protected against crude oil theft and sabotage, and additional wells which are expected to add peak production of some 45 thousand b/d. The Gbaran-Ubie Phase Two project consists of five gas supply and infrastructure projects, with an expected peak production of 215 thousand boe/d, for continued gas supply to Nigeria LNG and the Gbaran-Ubie domestic power plant. Shell also announced the intention of a strategic review, consultation with partners and the potential exit from interests

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	26

it holds in some further onshore leases in the eastern part of the Niger Delta, subject to partner and regulatory approvals. The review could lead to divestment of some 80 to 100 thousand boe/d of Shell share production.

In Oman, the Amal Steam enhanced oil recovery project (Shell interest 34%) was brought on stream during the first quarter 2013. The project is expected to ramp up over a number of years and produce some 20 thousand b/d of oil at peak production.

In the Philippines, Shell announced commencement of FEED for an LNG import facility in Batangas. The floating storage and regasification unit is expected to have an annual capacity of approximately 4 mtpa.

In the United Kingdom, Shell completed the acquisition of an additional 5.9% interest in the offshore Schiehallion field, increasing Shell’s interest to 55%. Shell also completed the acquisition of additional interests in the Beryl area fields and SAGE infrastructure, lifting Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d. Further investment in Schiehallion and Beryl is expected to extend the production life of the fields.

In the United States, during the first quarter 2013, Shell and Kinder Morgan affiliates announced their intent to form a company to develop a natural gas liquefaction plant in two phases at the existing Elba Island LNG terminal to export LNG. The total project is expected to have a liquefaction capacity of approximately 2.5 mtpa. Shell will own 49% of the entity and subscribe to 100% of the liquefaction capacity. The agreement is subject to corporate and regulatory approvals. During the second quarter 2013, Shell announced the final investment decision for the Stones deep-water project (Shell interest 100%) in the Gulf of Mexico. The first phase of development has an expected peak production of 50 thousand boe/d. The Stones field was discovered in 2005 in the Gulf of Mexico’s Lower Tertiary geologic trend. During the third quarter 2013, Shell acquired an additional 33% interest in the 10 thousand boe/d Coulomb North field in the Gulf of Mexico, giving Shell a 100% interest.

In North America, during the first quarter 2013, Shell took the final investment decision for two 0.25 mtpa natural gas liquefaction units (Shell interest 100%) in Louisiana, United States and Ontario, Canada. These units will form the basis of two new LNG transport corridors in the Gulf Coast and Great Lakes regions, fuelling marine vessels and heavy-duty trucking fleets. During the second quarter 2013, in North American resources plays, a strategic review of Shell’s portfolio is underway, following recent acreage build and well results. This strategic review will lead to divestments and a refocusing of investment into fewer plays, with growth potential.

During the first quarter 2013, Shell entered into an agreement to acquire part of Repsol S.A.’s LNG portfolio outside of North America, including supply positions in Peru and Trinidad & Tobago, for a cash consideration of $4.4 billion. Under the terms of the agreement, Shell will assume finance lease obligations of the businesses acquired, predominantly reflecting leases for LNG ship charters, provisionally estimated at $1.8 billion at the time of the annoucement. The acquisition is expected to add some 7.2 mtpa of LNG volumes through long-term offtake agreements, including 4.2 mtpa of equity LNG plant capacity. The transaction, which has an effective date of October 1, 2012, is expected to close in the second half of 2013 or early 2014, subject to regulatory approvals and other conditions precedent.

As part of its global exploration programme Shell added new acreage positions during the first nine months 2013, including liquids-rich acreage positions in Canada, offshore positions in the Australian Exmouth basin, China, the Norwegian Barents Sea, the Turkish Black Sea, the United Kingdom North Sea and in the Gulf of Mexico, United States. Shell also signed a PSC for tight gas in the Yuzivska area in the Ukraine and, in China, Shell received government approval for the tight gas PSC for the Fushun-Yongchuan block in the Sichuan basin. Shell also expanded certain positions in the United Kingdom North Sea, and onshore Albania.

During the first quarter 2013, Shell participated in the Kentish Knock South-1 gas discovery (Shell interest 50%) offshore Western Australia. During the second quarter 2013, Shell announced the Vicksburg oil discovery (Shell interest 75%) in the deep-water Gulf of Mexico. This discovery adds to the nearby Appomattox discovery (Shell interest 80%). Shell also participated in the successful appraisal Zabazaba-4 (Shell interest 50%) offshore Nigeria.

Upstream divestment proceeds totalled some $0.8 billion for the first nine months 2013 and included proceeds from the divestment of a 5% interest in the Prelude floating LNG project to CPC Corporation as announced in 2012, reducing Shell’s interest in the project to 67.5%.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	27

DOWNSTREAM

Shell announced that its 120 thousand b/d Geelong refinery in Australia is for sale and that it is considering the sale of selected downstream marketing businesses in Italy.

In Ghana, Shell divested the majority of its shareholding in its downstream business.

Shell completed the acquisition of Neste Oil Corporation’s network of 105 retail sites in Poland.

In Singapore, Shell announced the final investment decisions for additional capacity at its Jurong Island petrochemicals facility. The investments (Shell interest 100%) are expected to add 140 thousand tonnes per annum (“tpa”) of high-purity ethylene oxide capacity, 140 thousand tpa of ethoxylation capacity and more than 100 thousand tpa of polyols capacity. Shell also announced it will build a lubricant plant, a grease plant and other related facilities in Tuas, Singapore. When completed, the new plants will replace Shell’s Woodlands plants in Singapore.

Shell finalised an agreement with TravelCenters of America in the United States to develop a nationwide network of LNG fuelling centres for heavy-duty road transport customers at up to 100 existing sites.

Downstream divestment proceeds totalled some $0.4 billion for the first nine months 2013 and included proceeds from the divestment of Shell’s interest in a pipeline business in the United States, Shell’s LPG business in Vietnam and the majority of Shell’s shareholding in its downstream business in Uganda.

Identified Items - Nine months ended September 30, 2013

Earnings for the first nine months 2013 reflected the following items, which in aggregate amounted to a net charge of $1,984 million (compared with a net gain of $193 million for the first nine months 2012), as summarised in the table on page 10:

•	Upstream earnings included a net charge of $1,848 million, including impairments of $2,294 million, predominantly related to liquids-rich shales properties in North America, reflecting the latest insights from exploration and appraisal drilling results and production information, and various offshore properties in North America. This was partly offset by the revaluation of a deferred tax asset of $199 million, net divestment gains of $145 million and a credit related to statutory tax rate reductions and other gains of $116 million. The net impact of fair value accounting of commodity derivatives and certain gas contracts was a charge of $14 million. Upstream earnings for the first nine months 2012 included a net gain of $336 million.

•	Downstream earnings included a net charge of $511 million, reflecting impairments of $510 million, predominantly in Australia and in Italy, redundancy and restructuring charges of $27 million, partly offset by net divestment gains of $58 million and the impact of fair value accounting of commodity derivatives $38 million. Other charges of $70 million mainly reflected a write-off of a deferred tax asset, partly offset by a credit related to statutory tax rate reductions. Downstream earnings for the nine months 2012 included a net gain of $128 million.

•	Corporate results and Non-controlling interest included a net gain of $375 million, mainly reflecting a tax credit of $321 million related to prior years and a credit related to statutory tax rate reductions. Earnings for the nine months 2012 included a net charge of $271 million.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	28

Earnings by business segment - Nine months ended September 30, 2013

UPSTREAM

Nine months Upstream earnings excluding identified items were $12,640 million compared with $15,706 million in the first nine months 2012. Identified items were a net charge of $1,848 million, compared with a net gain of $336 million in the first nine months 2012 (see page 10).

Compared with the first nine months 2012, Upstream earnings excluding identified items reflected higher operating expenses, higher exploration expenses and well write-offs and increased depreciation. Earnings were also reduced by the deteriorated operating environment in Nigeria as well as lower liquids and LNG realisations. This was partly offset by the contribution of Pearl GTL and higher gas realisations.

Global liquids realisations were 6% lower than for the first nine months 2012. In Canada, synthetic crude oil realisations were 9% higher than for same period last year. Global natural gas realisations were 7% higher than for the first nine months 2012, with a 38% increase in the Americas and a 4% increase outside the Americas.

Nine months 2013 production was 3,181 thousand boe/d compared with 3,211 thousand boe/d for the same period a year ago. Liquids production was down 6% and natural gas production increased by 4% compared with the first nine months 2012. Production volumes were significantly impacted by the deteriorated operating environment in Nigeria. Excluding the impact of divestments, PSC price effects and the deteriorated operating environment in Nigeria, production volumes in the first nine months of 2013 were 2% higher than in the same period last year. Production volumes were also impacted by higher maintenance and asset replacement activities.

Equity LNG sales volumes of 14.71 million tonnes were in line with the first nine months 2012, reflecting the contribution from Pluto LNG and better operating performance at various other LNG plants, which was offset by lower volumes from Nigeria LNG due to reduced feedgas supply as a result of the deteriorated operating environment in Nigeria. Excluding the impact of the challenging operating environment in Nigeria, equity LNG sales volumes were 4% higher than in the first nine months 2012.

DOWNSTREAM

Nine months Downstream earnings excluding identified items were $3,908 million compared with $4,153 million in the first nine months 2012. Identified items were a net charge of $511 million, compared with a net gain of $128 million in the first nine months 2012 (see page 10).

Compared with the first nine months 2012, Downstream earnings excluding identified items reflected higher contributions from Chemicals, marketing and trading. This was more than offset by significantly lower realised refining margins, mainly as a result of a severe deterioration of industry conditions in all regions. Contributions from North American refineries were also impacted by the narrowing price differential between North American crude oil markers and the Brent crude oil marker.

Oil products sales volumes were in line with the same period a year ago, reflecting lower marketing volumes, offset by slightly higher trading volumes and the effect of an accounting policy change (see Note 1b).

Chemicals sales volumes decreased by 8% compared with the first nine months 2012, mainly as a result of an accounting policy change (see Note 1b) and contract expirations, partly offset by higher trading volumes. Chemicals manufacturing plant availability increased to 92% from 91% for the first nine months 2012, reflecting improved operational performance.

Refinery intake volumes were 3% higher compared with the first nine months 2012, mainly as a result of an accounting policy change (see Note 1b). Refinery availability was 92%, compared with 93% in the same period year ago.

CORPORATE

Nine months Corporate results and Non-controlling interest excluding identified items were a gain of $29 million compared with a loss of $239 million in the first nine months 2012. Identified items for first nine months 2013 were a net gain of $375 million, compared with a net charge of $271 million in the first nine months 2012 (see page 10).

Compared with the first nine months 2012, Corporate results excluding identified items mainly reflected lower net interest expense and lower costs, partly offset by adverse currency exchange rate effects.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	29

APPENDIX II

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2012. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at September 30, 2013. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at September 30, 2013 (thousands)	30,580	11,156	9,239

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

The following table presents the number of shares and ADSs in the Company under option as at September 30, 2013, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at September 30, 2013 (thousands)	9,529	2,056	1,954
Range of expiration dates	Jan 2014 – Jun 2016	Mar 2014 – Nov 2014	Mar 2014 - May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the nine months ended September 30, 2013, the consolidated unaudited ratio of earnings to fixed charges.

	Nine months ended			$ million
	September 30,			Years ending December 31,
	2013	2012	2011	2010	2009	2008
		Restated[1]	Restated[1]
Pre-tax income from continuing operations before income from equity investees	22,381	41,564	46,806	29,391	16,044	43,374
Total fixed charges	1,251	1,712	1,608	1,684	1,669	2,009
Distributed income from equity investees	5,252	10,573	9,681	6,519	4,903	9,325
Less: interest capitalised	589	567	674	969	1,088	870

Total earnings	28,295	53,282	57,421	36,625	21,528	53,838

Interest expensed and capitalised	1,028	1,461	1,209	1,218	902	1,371
Interest within rental expense	223	251	399	466	767	638

Total fixed charges	1,251	1,712	1,608	1,684	1,669	2,009

Ratio earnings/fixed charges	22.62	31.12	35.71	21.75	12.90	26.80

[1]	Restated for accounting policy change (see Note 2).

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest, plus fixed charges (excluding capitalised interest), less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	30

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at September 30, 2013. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2013
Equity attributable to Royal Dutch Shell plc shareholders	179,147
Current debt	5,106
Non-current debt	31,972

Total debt[A] [B]	37,078

Total capitalisation	216,225

[A]	Of total debt, $32.6 billion was unsecured and $4.5 billion was secured.
[B]	Includes, as at September 30, 2013, $24.9 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2012: $29.4 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at September 30, 2013, Shell also had outstanding guarantees of $3.1 billion, of which $2.2 billion relate to debt of equity-accounted investments.

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Net capital investment by business segment

Net capital investment is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments (excluding those in the Corporate segment relating to other investments); exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

	$ million Nine months ended
	September 30, 2013	September 30, 2012
Net capital investment:
Upstream	25,067	15,997
Downstream	3,314	2,804
Corporate	140	106

Total	28,521	18,907
Proceeds from divestments	1,188	5,060

Capital investment	29,709	23,967
Exploration expenses excluding exploration wells written off	(1,801)	(1,413)
Investments in equity-accounted investments	(1,015)	(2,811)
Leases and other items	(1,256)	2,159

Capital expenditure	25,637	21,902

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	31

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE	$ million Last twelve months
	September 30, 2013	September 30, 2012[1]
Income for current and previous three quarters	21,461	26,648
Interest expense after tax	830	891
Income before interest expense	22,291	27,539
Capital employed – opening	210,343	197,943
Capital employed - closing	217,484	210,343
Capital employed - average	213,914	204,143

ROACE	10.4%	13.5%

[1]	Restated for accounting policy change (see Note 2).

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report`	32